AISystems, Inc.
2711 Centerville Road
Wilmington, DE 19808

November 10, 2011

Tamara J. Tangen
Securities and Exchange Commission, Division of Finance
100 F Street N.E
Washington, D.C. 20549

Re:          AISystems, Inc.
Current Report on Form 8-K (the “Form 8-K”)
Filed November 7, 2011
File No. 000-52296

Dear Ms. Tangen:

We are in receipt of your comment letter dated November 7, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the comments are listed below, followed by the Company’s responses.

Form 8-K Filed on November 7, 2011

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This includes an opinion that has been modified to raise substantial doubt about the company’s ability to continue as a going concern. Please amend to address this qualification.

Answer:
We have revised the Form 8-K to reflect the fact that the reports provided by our former auditor, MNP, to the Company’s financial statements for the years ended December 31, 2010 and 2009, contained no adverse opinion or disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope, or accounting principle, other than for a going concern.

2.
We note that your Board of Directors approved the engagement of Michael T. Studder, CPA, P.C. on October 25, 2011. Regulation S-K, Item 304(a)(2) requires that the date on which the new accountant is engaged be disclosed. Further, confirm the name of the accountant engaged as there do not appear to be accountants named Studder registered with the PCAOB.

Answer:
We have revised the Form 8-K to reflect that the Board retained the Company’s new auditor, Michael T. Studer, CPA, P.C. on October 25, 2011. In addition, we have revised the name of the engaged auditor to reflect Michael T. Studer, CPA, P.C., who is registered with the PCAOB.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Answer:	We have obtained a letter from our prior auditor, MNP, stating that MNP agrees with the statements made in our revised Form 8-K. We have included this letter as Exhibit 16.1 to the revised Form 8-K.

Additionally, the Company acknowledges that:

● The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ David Haines
David Haines
Chief Executive Officer